FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição (CBD)

Companhia Brasileira de Distribuição (“CBD”) has not yet filed its 2004 annual report on Form 20-F with the U.S. Securities and Exchange Commission. CBD concluded that it needs additional time to analyze the accounting treatment under U.S. GAAP of certain of its financial information, principally whether it should consolidate Sendas Distribuidora S.A., a strategic partnership between CBD and Sendas S.A.. CBD expects to file its Form 20-F by September 15, 2005.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 15, 2005	By: /s/ Augusto Marques da Cruz Filho Name: Augusto Marques da Cruz Filho Title: Chief Financial Officer
By: /s/ Fernando Queiroz Tracanella Name: Fernando Queiroz Tracanella Title: Investor Relations Officer